UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TIMBERJACK SPORTING SUPPLIES, INC.
(Name of Issuer)

Common Stock, $0.001 per share
(Title of Class of Securities)

88708T106
(CUSIP Number)

Alan P. Donenfeld
c/o Paragon Capital LP
110 East 59th Street, 29th Fl
New York, NY 10022
(212) 593-1600

With copies to:
The Sourlis Law Firm
The Galleria
2 Bridge Avenue
Red Bank, NJ 07701
(732) 530-9007

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88708T106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Paragon Capital LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only.

4.	Source of Funds (See Instructions) (See item 3) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 100,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 100,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 100,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 82.6%

14.	Type of Reporting Person (See Instructions) OO

Item 1.     Security and Issuer.

The security upon which this report is based is the common stock, par value $0.001, of Timberjack Sporting Supplies, Inc., a Nevada corporation with its principal place of business located at 110 East 59thStreet, 29thFloor, New York, NY 10022.

This Schedule 13D relates to the (i) Stock Purchase Agreement between a majority shareholder of Timberjack Sporting Supplies, Inc. and Paragon Capital LP pursuant to which Paragon Capital LP received 53.84% of the outstanding common shares of the Issuer at the time of transfer in exchange for $18,375 in cash (the “Stock Purchase Agreement") and (ii) a Subscription Agreement between Timberjack Sporting Supplies, Inc. and Paragon Capital LP pursuant to which Paragon Capital LP subscribed for 75,500,000 shares of common shares of the Issuer for $56,625 in cash. Alan P. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

Item 2.     Identity and Background.

(a)
Name:    This statement is filed by Alan P. Donenfeld, indirect beneficial owner of the Security and the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(b)	Business Address: 110 East 59th Street, 29th Floor, New York, NY 10022.

(c)	Employment Information: President, Chief Executive Officer and Sole Director of the Issuer; Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

(d)	During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The source of funds was from Paragon Capital LP.  Mr. Donenfeld is the Managing Member of Paragon Capital Advisors LLC, which is the General Partner of Paragon Capital LP.

Item 4. Purpose of Transaction

The acquisition of 100,000,000 shares of the Issuer's common stock by Paragon Capital LP was pursuant to a Stock Purchase Agreement between the Shareholders of the Issuer and Paragon Capital LP and a Subscription Agreement between Timberjack Sporting Supplies, Inc. and Paragon Capital LP. The purpose of this transaction was for Paragon Capital LP to acquire a majority interest in the outstanding shares of the Issuer, and thereby control the Company.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Paragon Capital LP beneficially owns an aggregate of 100,000,000 shares of the Issuer’s Common Stock, or approximately 82.6% as of the date of filing this Schedule 13D.

(b)
Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:

Paragon Capital LP has the sole power to vote the shares it beneficially owns.

(c)	Transactions in the securities effected during the past sixty days:

None

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)	The date on which the reporting person ceased to be the beneficiary owner of more than five percent of the class of securities:

N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None other than what is reported in Item 5 hereunder.

Item 7. Material to Be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:                           September 15, 2008

By:                                /s/ ALAN P. DONENFELD
                                      Alan P. Donenfeld